JPMorgan Trust II -- JPMorgan Government Bond Fund -- Effective May 7, 2009, the JPMorgan Government Bond Fund replaced its non-fundamental 80% policy with a new policy.  In addition, the prospectus was also supplemented to indicate that the Fund may invest in securities guaranteed by the Federal Deposit Insurance Corporation under its Temporary Liquidity Guarantee Program.

JPMorgan Trust II -- JPMorgan High Yield Fund -- Effective September 14, 2009, the Fund changed its name from the JPMorgan High Yield Bond Fund to the JPMorgan High Yield Fund, eliminated a policy requiring the Fund to invest at least 80% of its net assets in bonds, changed one of the Fund's non-fundamental investment strategies to clarify that high yield securities include loan assignments and commitments to purchase loan assignments (Unfunded Commitments) in addition to loan participations, and changed the Fund's investment strategies to permit the Fund to invest up to, but not more than, 30% of its net assets in loan assignments and participations and Unfunded Commitments and up to 20% of its Assets (as defined in the Prospectuses) in investment grade securities.

JPMorgan Trust II -- JPMorgan Limited Duration Bond Fund -- Effective August 31, 2009, the Fund changed its name from the JPMorgan Ultra Short Duration Bond Fund to the JPMorgan Limited Duration Bond Fund and replaced language requiring the Fund to maintain a maximum interest rate sensitivity approximately equal to that of a two-year U.S. Treasury security with language indicating that the Fund seeks to maintain a duration of three years or less.

JPMorgan Trust II -- JPMorgan Short-Intermediate Municipal Bond Fund changed its investment strategy (SEC Accession Number: 0001145443-09-000188).